Exhibit 99.1

Vipshop Reports Unaudited Fourth Quarter and Full Year 2017 Financial Results

Conference Call to Be Held at 8:00 A.M. U.S. Eastern Time on February 13, 2018

Guangzhou, China, February 12, 2018 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter and Full Year 2017 Highlights

•                  Total net revenue for the fourth quarter of 2017 increased by 27.1% year over year to RMB24.1 billion (US$3.7 billion) from RMB19.0 billion in the prior year period. Total net revenue for the full year of 2017 increased by 28.8% year over year to RMB72.9 billion (US$11.2 billion) from RMB56.6 billion in the prior year.

•                  The number of active customers1 for the full year of 2017 increased by 11% year over year to 57.8 million from 52.1 million in the prior year.

•                  Total orders2 for the fourth quarter of 2017 increased by 27% year over year to 104.2 million from 82.0 million in the prior year period. Total orders for the full year of 2017 increased by 24% year over year to 335.0 million from 269.8 million in the prior year.

•                  Gross profit for the fourth quarter of 2017 increased by 17.3% year over year to RMB5.2 billion (US$805.4 million) from RMB4.5 billion in the prior year period. Gross profit for the full year of 2017 increased by 19.8% year over year to RMB16.3 billion (US$2.5 billion) from RMB13.6 billion in the prior year.

•                  Net income attributable to Vipshop’s shareholders for the fourth quarter of 2017 was RMB673.2 million (US$103.5 million), as compared with RMB767.8 million in the prior year period. Net income attributable to Vipshop’s shareholders for the full year of 2017 was RMB1.9 billion (US$299.7 million), as compared with RMB2.0 billion in the prior year.

•                  Non-GAAP net income attributable to Vipshop’s shareholders3 for the fourth quarter of 2017 was RMB888.1 million (US$136.5 million), as compared with RMB970.3 million in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2017 was RMB3.0 billion (US$457.3 million), as compared with RMB2.9 billion in the prior year.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We are pleased to have delivered solid results in the fourth quarter of 2017. During this quarter, we announced our strategic partnership with Tencent and JD.com, which we believe will contribute meaningfully to our customer growth and market share gain. In addition, we are delighted to have become the sponsor and exclusive Chinese e-commerce partner for London Fashion Week, further strengthening our leadership in our core categories and solidifying our strong position in the fashion industry. Through this partnership, we aim to introduce more desirable brands to the Vipshop platform and increase our exposure in the global fashion scene.”

1 “Active customers” are defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

2 “Total orders” are defined as the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.

3 Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments.

Mr. Donghao Yang, Chief Financial Officer of Vipshop, further commented, “In the fourth quarter of 2017, we delivered robust financial results. Our topline increased by 27% year over year, which was above the high-end of our guidance range. Driven by improved customer loyalty and stickiness, our average revenue per customer increased by a solid 22% year over year. We believe the high-quality traffic from Tencent and JD.com will boost our topline growth, enabling us to achieve further operating leverage in the long run.”

Recent Business Highlights

•                  In the fourth quarter of 2017, Vipshop received strategic investment of approximately US$863 million from Tencent and JD.com in consideration for newly issued Class A ordinary shares of Vipshop (the “Investment Shares”) representing approximately 10% of Vipshop’s total issued shares. As a result, Tencent and JD.com beneficially own, taking into account any existing holding, approximately 7% and 5.5%, respectively, of Vipshop’s total issued shares. The Investment Shares are subject to a two-year lock-up period, and Tencent and JD.com have the right to appoint a director and an observer, respectively, to Vipshop’s board of directors. In order to maintain director and board observer rights after the lock-up period, Tencent and JD.com have to increase their holdings of Vipshop’s total shares issued to 12% and 8%, respectively, unless otherwise agreed to by Vipshop. Concurrently with the strategic investment, Tencent, JD.com and Vipshop established strategic partnerships, through which Vipshop will have traffic access on WeChat Wallet, JD.com’s main page, and JD.com’s WeChat Discovery shopping portal.

•                  In the fourth quarter of 2017, Vipshop’s average revenue per customer increased by 22% year over year, driven by the robust 22% year-over-year increase in average number of orders per customer. During the quarter, 84% of customers were repeat customers, up from 75% in the prior year period. Approximately 96% of orders were placed by repeat customers, up from 92% in the prior year period. For the full year of 2017, more than 71% of customers were repeat customers, up from 67% in the prior year, and 95% of orders were placed by repeat customers, up from 94% in the prior year.

•                  In the fourth quarter of 2017, Vipshop added a local warehouse in Quanzhou, China, which brings the Company’s total number of local warehouses to fifteen as of December 31, 2017. In addition, the Company expanded its overseas warehousing space by adding new locations in Italy and the United Kingdom, bringing its total international warehousing capacity to approximately 53,000 square meters. As of December 31, 2017, Vipshop has approximately 2.5 million square meters of total warehousing space, of which around 1.5 million square meters is owned by the Company.

•                  During the fourth quarter of 2017, Vipshop delivered approximately 99% of its orders through its in-house last mile delivery network, up from 91% in the prior year period. More than 77% of customer returns were handled directly by Vipshop’s in-house last mile delivery network, as compared to more than 60% in the same period in 2016.

•                  As of December 31, 2017, close to one million customers enrolled in the Company’s Super VIP Paid Membership Program. The average revenue per customer and shopping frequency of the program’s paid members increased significantly year over year.

•                  More than 3,600 brands participated in Vipshop’s anniversary sale on December 8, 2017, representing a 122% increase from December 8, 2016, which is an endorsement of the strength of the Vipshop platform and its value to brands.

•                  Vipshop recently added a number of popular domestic and international brands to its platform, such as Vera Wang and Jil Sander Navy.

•                  On January 25, 2018, Vipshop announced that it has become a sponsor and the exclusive Chinese e-commerce partner for London Fashion Week, one of the most influential fashion events worldwide. Through this sponsorship and partnership, Vipshop aims to introduce more trendy and authentic British brands to Chinese consumers via its powerful platform. At the same time, the Company intends to showcase China-inspired fashion concepts to a global audience. The two parties will officially launch the cooperation ceremony and hold a brand recruitment event on February 16, 2018.

•                  During the fourth quarter of 2017, approximately 5.0 million customers used Vipshop’s Internet consumer financing services, representing a 107% year-over-year increase from 2.4 million users in the prior year period.

Fourth Quarter 2017 Financial Results

REVENUE

Total net revenue for the fourth quarter of 2017 increased by 27.1% year over year to RMB24.1 billion (US$3.7 billion) from RMB19.0 billion in the prior year period, primarily driven by the growth in the number of total active customers and average revenue per customer.

The number of active customers for the fourth quarter of 2017 increased by 4% year over year to 28.6 million from 27.5 million in the prior year period. The number of total orders for the fourth quarter of 2017 increased by 27% year over year to 104.2 million from 82.0 million in the prior year period.

GROSS PROFIT

Gross profit for the fourth quarter of 2017 increased by 17.3% to RMB5.2 billion (US$805.4 million) from RMB4.5 billion in the prior year period. Gross margin for the fourth quarter of 2017 was 21.7% as compared with 23.5% in the prior year period. The Company continues to balance investment in promotional activities for market share gain with its broader marketing efforts.

OPERATING INCOME AND EXPENSES

Total operating expenses for the fourth quarter of 2017 were RMB4.4 billion (US$680.9 million), as compared with RMB3.7 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the fourth quarter of 2017 decreased to 18.4% from 19.3% in the prior year period.

•                    Fulfillment expenses for the fourth quarter of 2017 were RMB2.1 billion (US$329.7 million), as compared with RMB1.6 billion in the prior year period, primarily reflecting an increase in sales volume and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses for the fourth quarter of 2017 were 8.9% as compared with 8.7% in the prior year period.

•                       Marketing expenses for the fourth quarter of 2017 were RMB1.0 billion (US$156.5 million), as compared with RMB920.0 million in the prior year period. As a percentage of total net revenue, marketing expenses for the fourth quarter of 2017 decreased to 4.2% from 4.8% in the prior year period.

•                       Technology and content expenses for the fourth quarter of 2017 were RMB486.1 million (US$74.7 million), as compared with RMB470.9 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the fourth quarter of 2017 decreased to 2.0% from 2.5% in the prior year period.

•                       General and administrative expenses for the fourth quarter of 2017 were RMB780.2 million (US$119.9 million), as compared with RMB624.1 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the fourth quarter of 2017 decreased to 3.2% from 3.3% in the prior year period.

Income from operations for the fourth quarter of 2017 was RMB883.9 million (US$135.9 million), as compared with RMB938.9 million in the prior year period. Operating margin for the fourth quarter of 2017 was 3.7% as compared with 4.9% in the prior year period.

Non-GAAP income from operations4, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB1.1 billion (US$169.4 million) as compared with RMB1.2 billion in the prior year period. Non-GAAP operating income margin5 for the fourth quarter of 2017 was 4.6% as compared with 6.1% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2017 was RMB673.2 million (US$103.5 million), as compared with RMB767.8 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the fourth quarter of 2017 was 2.8% as compared with 4.0% in the prior year period, primarily attributable to the Company’s investment in promotional activities for market share gain. Net income attributable to Vipshop’s shareholders per diluted ADS6 was RMB1.07 (US$0.17) as compared with RMB1.26 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments, was RMB888.1 million (US$136.5 million) as compared with RMB970.3 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders7 for the fourth quarter of 2017 was 3.7% as compared with 5.1% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS8 was RMB1.41 (US$0.22) as compared with RMB1.58 in the prior year period.

4 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

5 Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

6 “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

7 Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

8 Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended December 31, 2017, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 630,538,703.

BALANCE SHEET AND CASH FLOW

As of December 31, 2017, the Company had cash and cash equivalents and restricted cash of RMB10.2 billion (US$1.6 billion) and held-to-maturity securities of RMB246.0 million (US$37.8 million).

For the quarter ended December 31, 2017, net cash from operating activities was RMB0.9 billion (US$134.9 million), and free cash flow9, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Dec 31, 2016 RMB’000	Dec 31, 2017 RMB’000	Dec 31, 2017 US$’000
Net cash from operating activities	801,536	877,938	134,937
Add: Impact from Internet financing activities	1,338,966	1,736,201	266,849
Less: Capital expenditures	(711,711)	(496,016)	(76,236)
Free cash flow in	1,428,791	2,118,123	325,550

Full Year 2017 Financial Results

Total net revenue for the full year of 2017 increased by 28.8% year over year to RMB72.9 billion (US$11.2 billion) from RMB56.6 billion in the prior year, primarily driven by the growth in the number of total active customers and average revenue per customer.

The number of active customers for the full year of 2017 increased by 11% year over year to 57.8 million from 52.1 million in the prior year. The number of total orders for the full year of 2017 increased by 24% year over year to 335.0 million from 269.8 million in the prior year.

Gross profit for the full year of 2017 increased by 19.8% to RMB16.3 billion (US$2.5 billion) from RMB13.6 billion in the prior year. Gross margin for the full year of 2017 was 22.3% as compared with 24.0% in the prior year.

Income from operations for the full year of 2017 was RMB2.7 billion (US$413.5 million), as compared with RMB2.7 billion in the prior year. Operating margin for the full year of 2017 was 3.7% as compared with 4.8% in the prior year.

Non-GAAP income from operations for the full year of 2017 was RMB3.7 billion (US$568.3 million), as compared with RMB3.5 billion in the prior year. Non-GAAP operating income margin for the full year of 2017 was 5.1% as compared with 6.2% in the prior year.

Net income attributable to Vipshop’s shareholders for the full year of 2017 was RMB1.9 billion (US$299.7 million), as compared with RMB2.0 billion in the prior year. Net margin attributable to Vipshop’s shareholders for the full year of 2017 was 2.7% as compared with 3.6% in the prior year. Net income attributable to Vipshop’s shareholders per diluted ADS was RMB3.19 (US$0.49), as compared with RMB3.37 in the prior year.

9 Free cash flow is a non-GAAP financial measure, which means the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets.

Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2017 was RMB3.0 billion (US$457.3 million), as compared with RMB2.9 billion in the prior year. Non-GAAP net margin attributable to Vipshop’s shareholders for the full year of 2017 was 4.1% as compared with 5.1% in the prior year. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS increased to RMB4.82 (US$0.74) from RMB4.69 in the prior year.

For the full year of 2017, the Company’s weighted average number of ADSs used in computing diluted earnings per ADS was 628,579,165.

For the full year of 2017, net cash from operating activities was RMB1.0 billion (US$150.8 million), and free cash flow, a non-GAAP measurement of liquidity, was as follows:

For the trailing twelve months ended

	Dec 31, 2016 RMB’000	Dec 31, 2017 RMB’000	Dec 31, 2017 US$’000
Net cash from operating activities	2,831,413	981,251	150,816
Add: Impact from Internet financing activities	2,588,854	3,300,751	507,316
Less: Capital expenditures	(2,790,627)	(2,474,450)	(380,316)
Free cash flow in	2,629,640	1,807,552	277,816

Business Outlook

For the first quarter of 2018, the Company expects its total net revenue to be between RMB19.1 billion and RMB19.9 billion, representing a year-over-year growth rate of approximately 20% to 25%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

This announcement contains currency conversions of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.5063 to US$1.00, the effective noon buying rate for December 29, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

The Company will hold a conference call on Tuesday, February 13, 2018 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year 2017.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#3484389

The replay will be accessible through February 21, 2018 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#3484389

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, impairment loss of investments and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, impairment loss of investments, and amortization of intangible assets. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended			Twelve Months Ended
	December 31,2016	December 31,2017	December 31,2017	December 31,2016	December 31,2017	December 31,2017
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000

Product revenues	18,501,672	23,487,183	3,609,914	55,281,900	71,171,653	10,938,883
Other revenues (1)	478,514	642,449	98,743	1,309,402	1,740,660	267,535
Total net revenues	18,980,186	24,129,632	3,708,657	56,591,302	72,912,313	11,206,418
Cost of revenues	(14,513,037)	(18,889,638)	(2,903,284)	(42,994,688)	(56,618,471)	(8,702,100)
Gross profit	4,467,149	5,239,994	805,373	13,596,614	16,293,842	2,504,318
Operating expenses:
Fulfillment expenses (2)	(1,646,760)	(2,145,119)	(329,699)	(4,904,526)	(6,899,654)	(1,060,457)
Marketing expenses	(920,009)	(1,018,500)	(156,540)	(2,837,680)	(2,978,621)	(457,806)
Technology and content expenses	(470,915)	(486,060)	(74,706)	(1,563,582)	(1,808,452)	(277,954)
General and administrative expenses (3)	(624,102)	(780,194)	(119,914)	(1,941,146)	(2,447,724)	(376,208)
Total operating expenses	(3,661,786)	(4,429,873)	(680,859)	(11,246,934)	(14,134,451)	(2,172,425)
Other income	133,564	73,791	11,341	358,029	531,055	81,622
Income from operations	938,927	883,912	135,855	2,707,709	2,690,446	413,515
Impairment loss of investments	0	(29,919)	(4,599)	(114,574)	(133,026)	(20,446)
Interest expenses	(20,932)	(19,388)	(2,980)	(85,195)	(82,435)	(12,670)
Interest income	29,103	27,032	4,155	107,044	101,125	15,543
Exchange gain (loss)	46,650	(16,590)	(2,550)	51,100	(90,872)	(13,967)
Gain on disposal of an investment	0	0	0	0	55,615	8,548
Income before income taxes and share of result of affiliates	993,748	845,047	129,881	2,666,084	2,540,853	390,523
Income tax expenses (4)	(207,188)	(188,874)	(29,029)	(601,828)	(626,140)	(96,236)
Share of (loss) gain of affiliates	(23,356)	3,692	567	(71,489)	(22,280)	(3,424)
Net income	763,204	659,865	101,419	1,992,767	1,892,433	290,863
Net loss attributable to noncontrolling interests	4,579	13,335	2,050	44,050	57,222	8,795
Net income attributable to Vipshop’s shareholders	767,783	673,200	103,469	2,036,817	1,949,655	299,658

Shares used in calculating earnings per share (5):
Class A and Class B ordinary shares:
—Basic	116,562,400	118,372,431	118,372,431	115,958,088	117,554,229	117,554,229
—Diluted	125,369,397	126,107,741	126,107,741	125,817,183	125,715,833	125,715,833

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	6.59	5.69	0.87	17.57	16.59	2.55
Net income attributable to Vipshop’s shareholders—Diluted	6.29	5.37	0.83	16.86	15.94	2.45

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	1.32	1.14	0.17	3.51	3.32	0.51
Net income attributable to Vipshop’s shareholders—Diluted	1.26	1.07	0.17	3.37	3.19	0.49

Net income	763,204	659,865	101,419	1,992,767	1,892,433	290,863
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(252,028)	125,291	19,257	(288,955)	342,348	52,618
Unrealized gain (loss) from available-for-sale securities	9,628	(1,724)	(265)	(17,042)	32,633	5,016
Reclassification adjustment for loss(gain) included in net income	0	0	0	36,567	(55,615)	(8,548)
Comprehensive income	520,804	783,432	120,411	1,723,337	2,211,799	339,949
Less: Comprehensive loss attributable to noncontrolling interests	(4,649)	(13,335)	(2,050)	(40,854)	(57,222)	(8,795)
Comprehensive income attributable to Vipshop’s shareholders	525,453	796,767	122,461	1,764,191	2,269,021	348,744

	Three Months Ended			Twelve Months Ended
	December 31,2016	December 31,2017	December 31,2017	December 31,2016	December 31,2017	December 31,2017
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses included are as follows
Fulfillment expenses	11,021	18,239	2,803	38,428	73,235	11,256
Marketing expenses	9,915	10,264	1,578	38,459	40,364	6,204
Technology and content expenses	56,748	48,490	7,453	183,122	206,073	31,673
General and administrative expenses	63,619	57,119	8,779	215,644	347,426	53,398
Total	141,303	134,112	20,613	475,653	667,098	102,531

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 856 million and RMB 1.22 billion in the three month periods ended December 31, 2016 and December 31,2017, respectively.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 2.58 billion and RMB 3.83 billion in the twelve month periods ended December 31,2016 and 2017, respectively.

(3) General and administrative expenses include amortization of intangible assets resulting from business acquisitions, which amounted to RMB 78 million and RMB 84 million in the three months period ended December 31, 2016 and December 31,2017, respectively.

(3)General and administrative expenses include amortization of intangible assets resulting from a business acquisition, which amounted to RMB 310 million and RMB 340 million in the twelve months period ended December 31, 2016 and December 31, 2017, respectively.

(4) Income tax expenses include income tax benefits of RMB 20 million and RMB 21 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three months period ended December 31, 2016 and December 31,2017, respectively.

(4) Income tax expenses include income tax benefits of RMB 80 million and RMB 85 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the twelve months period ended December 31, 2016 and December 31, 2017, respectively.

(5) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2016	December 31,2017	December 31,2017
	RMB'000	RMB'000	USD'000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,109,577	9,973,891	1,532,959
Restricted cash	0	248,101	38,132
Held-to-maturity securities	671,776	245,981	37,807
Accounts receivable, net	2,333,918	4,803,527	738,289
Amounts due from related parties	8,352	10,191	1,566
Other receivables and prepayments,net	2,293,825	3,674,196	564,714
Inventories	4,948,609	6,960,251	1,069,771
Deferred tax assets	214,815	0	0
Total current assets	14,580,872	25,916,138	3,983,238
NON-CURRENT ASSETS
Property and equipment, net	4,467,451	6,660,825	1,023,750
Deposits for property and equipment	1,039,793	307,859	47,317
Land use rights, net	2,399,058	3,077,770	473,045
Intangible assets, net	725,147	400,994	61,632
Investment in affiliates	93,144	66,334	10,195
Other investments	503,117	387,640	59,579
Available-for-sale securities investments	407,944	146,282	22,483
Other long-term assets	510,821	366,760	56,370
Goodwill	367,106	367,106	56,423
Deferred tax assets	0	285,112	43,821
Total non-current assets	10,513,581	12,066,682	1,854,615
TOTAL ASSETS	25,094,453	37,982,820	5,837,853

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans (Including short term loans of the VIE without recourse to the Company of nil and nil as of December 31, 2016 and December 31, 2017, respectively)	0	907,310	139,451

Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 22,471 and RMB 87,926 as of December 31, 2016 and December 31, 2017, respectively)	8,333,610	11,445,109	1,759,081

Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 1,211,643 and RMB 965,275 as of December 31, 2016 and December 31, 2017, respectively)	2,699,981	2,339,914	359,638

Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,257,667 and RMB 1,618,716 as of December 31, 2016 and December 31, 2017, respectively)	3,322,599	3,537,151	543,650
Amounts due to related parties (Including amounts due to related parties of the VIE without recourse to the Company of RMB 591 and RMB 616 as of December 31, 2016 and December 31, 2017, respectively)	52,729	65,022	9,994
Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 16,222 and RMB 54,543 as of December 31, 2016 and December 31, 2017, respectively)	174,547	203,179	31,228
Securitization debt (Including securitization debt of the VIE without recourse to the Company of nil and nil as of December 31, 2016 and December 31, 2017, respectively)	0	760,000	116,810
Total current liabilities	14,583,466	19,257,685	2,959,852
NON-CURRENT LIABILITIES
Deferred tax liability (Including deferred tax of the VIE without recourse to the Company of RMB 4,904 and RMB 4,224 as of December 31, 2016 and December 31, 2017, respectively)	100,583	17,007	2,614
Deferred income-non current (Including deferred income-non current of the VIE without recourse to the Company of RMB 1,928 and RMB 838 as of December 31, 2016 and December 31, 2017, respectively)	246,902	362,649	55,738
Convertible senior notes	4,381,698	4,094,903	629,375
Total non-current liabilities	4,729,183	4,474,559	687,727
Total liabilities	19,312,649	23,732,244	3,647,579

EQUITY:

Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 101,508,264 and 114,716,587 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively)	66	74	11

Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively)	11	11	2

Treasury shares, at cost - 1,356,918 shares and nil shares as of December 31, 2016 and December 31, 2017, respectively	(707,441)	0	0

Additional paid-in capital	3,130,126	8,715,995	1,339,624
Retained earnings	3,653,026	5,602,681	861,116
Accumulated other comprehensive loss	(343,608)	(24,242)	(3,725)
Noncontrolling interests	49,624	(43,943)	(6,754)
Total shareholders' equity	5,781,804	14,250,576	2,190,274
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	25,094,453	37,982,820	5,837,853

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	December 31,2016	December 31,2017	December 31,2017	December 31,2016	December 31,2017	December 31,2017
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Income from operations	938,927	883,912	135,855	2,707,709	2,690,446	413,515
Share-based compensation expenses	141,303	134,112	20,613	475,653	667,098	102,531
Amortization of intangible assets resulting from business acquisitions	78,258	84,161	12,935	309,537	339,669	52,206
Non-GAAP income from operations	1,158,488	1,102,185	169,403	3,492,899	3,697,213	568,252

Net income	763,204	659,865	101,419	1,992,767	1,892,433	290,863
Share-based compensation expenses	141,303	134,112	20,613	475,653	667,098	102,531
Impairment loss in investments	0	29,919	4,599	114,574	133,026	20,446
Amortization of intangible assets resulting from business acquisitions and equity method investments	92,721	84,161	12,935	367,389	360,066	55,341
Tax effect of amortization of intangible assets resulting from business acquisitions	(20,179)	(21,040)	(3,234)	(79,840)	(84,917)	(13,052)
Non-GAAP net income	977,049	887,017	136,332	2,870,543	2,967,706	456,129

Net income attributable to Vipshop’s shareholders	767,783	673,200	103,469	2,036,817	1,949,655	299,658
Share-based compensation expenses	141,303	134,112	20,613	475,653	667,098	102,531
Impairment loss in investments	0	29,919	4,599	114,574	133,026	20,446
Amortization of intangible assets resulting from business acquisitions and equity method investments	77,533	67,857	10,430	302,862	294,261	45,228
Tax effect of amortization of intangible assets resulting from business acquisitions	(16,340)	(16,965)	(2,607)	(63,273)	(68,468)	(10,523)
Non-GAAP net income attributable to Vipshop’s shareholders	970,279	888,123	136,504	2,866,633	2,975,572	457,340

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	116,562,400	118,372,431	118,372,431	115,958,088	117,554,229	117,554,229
—Diluted	125,369,397	126,107,741	126,107,741	125,817,183	125,715,833	125,715,833

Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	8.32	7.50	1.15	24.72	25.31	3.89
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	7.91	7.07	1.09	23.45	24.10	3.70

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.66	1.50	0.23	4.94	5.06	0.78
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.58	1.41	0.22	4.69	4.82	0.74